SEXTANT SECURITIES, LLC

FINANCIAL STATEMENT

For the year ended June 30, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-69772

REPORT FOR THE PERIOD BEGINNING _____07/01/2020_____ AND ENDING _____06/30/2021_____
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

  Sextant Securities, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

               42 Broadway, Suite 12-129,
                   (No. and Street)

New York   NY   10004
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   (212)897-1688
                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
                    (Name - if individual, state last, first, middle name)

11 Broadway   New York   NY   10004
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)





AFFIRMATION

I, Kathy Efrem, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supplemental schedule pertaining to Sextant Securities, LLC for the year ended June 30, 2021, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CCO

Title

Notary Public

JERRY W SIERRA
Notary Public - State of New York
NO. 01SI6225206
Qualified in Nassau County
My Commission Expires Jul 19, 2022

SEXTANT SECURITIES LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Member's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
                under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
                Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and
                Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
                applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
                Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
                Requirements Under Rule 15c3-3 (included in item (g)).

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With
                Respect to Methods of Consolidation (not applicable).

[x]   An Oath or Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since
                the date of the previous audit (Supplemental Report on Internal Control).

[x]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

[ ]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.

[ ]   Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sextant Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sextant Securities, LLC (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Sextant Securities, LLC's auditor since 2017.

New York, NY

September 22, 2021

SEXTANT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

ASSETS

Cash	$	103,385
Accounts receivable		85,579
Prepaid assets		1,695
Total assets	$	190,659

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable	$	4,197
Due to affiliate		700
Total Liabilities		4,897
Member's Equity		185,762
Total liabilities and member's equity	$	190,659

The accompanying notes are an integral part of this financial statement.

SEXTANT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2021

NOTE 1.　DESCRIPTION OF ORGANIZATION AND BUSINESS

Sextant Securities, LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formed for the purpose of providing broker dealer services including financial advisory services, mergers and acquisition services and to engage in private placement of securities and similar services.

NOTE 2.　SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity for federal, state and city income tax purposes; it therefore does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation the ultimate member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements. Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded as of June 30, 2021.

NOTE 3.　RELATED PARTY TRANSACTIONS

In accordance with a services agreement, the Company's affiliate pays for various specified expenses and for various other expenses, such as sundry professional services, for which the Company does not reimburse the affiliate.

The affiliate agreed to pay other expenses on behalf of the Company without seeking reimbursement. The Company owes its affiliate compensation expense of $3,919 as of June 30, 2021, which is included in accounts payable on the statement of financial condition.

NOTE 4.　NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2021 the Company's net capital was $98,488 which was $93,488 in excess of its minimum requirement of $5,000.

NOTE 5.   COMPLIANCE WITH RULE 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

NOTE 6.   COVID-19

During the 2020 calendar year, the World Health Organization had declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or overall economy are impacted for an extended period, the company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 7.   CONCENTRATIONS

All the Company's cash is maintained in a single financial institution. The Company does not consider itself to be at risk with respect to this concentration.